SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.______)*


                             Exegenics Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                301610101
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 6  pages

CUSIP No. 301610101                  13G                    Page 2 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            248,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             644,500
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             248,000
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       644,500

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       892,500
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       5.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 301610101                   13G                    Page 3 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rosalind Davidowitz


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            644,500
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             248,000
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             644,500
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       248,500
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       892,500

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       5.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 4 of 6 Pages


Item 1.     (a)   Name of Issuer:

                  Exegenics Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  1250 Pittsford-Victor Road
                  Building 200, Suite 280
                  Pittsford, NY  14583
                 (585) 218-4368


Item 2.     (a)   Name of Person Filing:

                    J. Morton Davis and Rosalind Davidowitz. See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

            (b)   Address of Principal Business Office:

                    Mr. Davis' business address is 44 Wall Street, New York, New York 10005. Mrs. Davidowitz's address is 7 Sutton Place South, Lawrence, New York 11559.

            (c)   Citizenship:

                    Mr.  Davis  and  Mrs.   Davidowitz  are  United  States
                    citizens.

            (d)   Title of Class of Securities:

                    Common Stock, $.01 par value ("shares")

            (e)   CUSIP Number:

                    301610101


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   [ ]   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

            (i)   [ ]   A church plan that is excluded from definition of an
                        investment company under section 3(c) (14) of the Investment Company Act of 1940.

                                                             Page 5 of 6 Pages


Item 4.     Ownership.


         (a) (b) As of April 5, 2005, Mr. Davis may be deemed to beneficially own 892,500 shares or 5.5% of the Issuer's shares issued and outstanding as follows: (i) 248,000 shares owned by D.H. Blair Investment Banking Corp. ("Blair Investment") (1), and (ii) 644,500 shares owned by Rosalind Davidowitz (2).

               As of April 5, 2005, Rosalind Davidowitz may be deemed to beneficially own 892,500 shares or 5.5% of the Issuer's shares issued and outstanding as follows: (i) 644,500 shares owned directly by Rosalind Davidowitz, and (ii) 248,000 shares owned by Blair Investment (1) (3).

          (c) Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Investment. Ms. Davidowitz has sole power to vote or to direct the disposition of those shares owned directly by her.



Item 5.     Ownership of Five Percent or Less of a Class.

               Not applicable.


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
___________________________________________________________________________

(1) J. Morton Davis is the sole shareholder of Blair Investment, a broker-dealer registered under the Securities Exchange Act of 1934.


(2) Rosalind Davidowitz is Mr. Davis' wife. Filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Rosalind Davidowitz for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Rosalind Davidowitz for any purpose.

(3) The filing of this statement shall not be deemed an admission by Rosalind Davidowitz that she beneficially owns the securities attributed to Blair Investment for any purpose. Rosalind Davidowitz expressly disclaims beneficial ownership of all securities held by Blair Investment for any purpose.

                                                            Page 6 of 6 pages

                                   Signature.


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.





Date: April 5, 2005



By: /s/ J. Morton Davis
   -------------------------------
    J. Morton Davis







Date: April 5, 2005



By:  /s/ Rosalind Davidowitz
   -------------------------------
       Rosalind Davidowitz